Exhibit 99.1

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF LEDDARTECH HOLDINGS INC.
NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

As permitted by Canadian securities regulators, LeddarTech Holdings Inc. (the “Company”) is using notice-and-access to deliver (a) its management information circular in respect of its annual and special meeting of shareholders (the “Information Circular”), and (b) its audited consolidated financial statements for the fiscal year ended September 30, 2024 and related management’s discussion and analysis to both its registered and non-registered shareholders (the “Shareholders”). Using notice-and-access, the Company can deliver proxy-related materials by (i) posting the Information Circular and other proxy related materials on a website other than sedarplus.ca (instead of mailing them to Shareholders), and (ii) sending a notice informing Shareholders that the Information Circular and other proxy related materials have been posted online and explaining how to access such materials. Notice-and-access reduces the Company’s printing and mailing costs and is environmentally friendly as it reduces paper and energy consumption.

Under notice-and-access, Shareholders still receive a proxy or voting instruction form enabling them to vote at the Company’s meeting.

MEETING DATE AND LOCATION:

WHEN:	Wednesday, March 26, 2025 11:00 a.m. ET	WHERE:	Via live webcast: www.virtualshareholdermeeting.com/LDTC2025

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

ELECTION OF DIRECTORS: Shareholders will be asked to elect the six (6) directors named in the Information Circular who will serve until the end of the next annual shareholders meeting of the Company or until their successors are elected or appointed. Information about the director nominees may be found in the “Election of Directors” section of the Information Circular.

APPOINTMENT OF AUDITORS: Shareholders will be asked to appoint Richter LLP as the independent auditor of the Company and to authorize the Company’s board of directors to fix its remuneration. Information respecting the appointment of the external auditor may be found in the “Appointment of Auditors” section of the Information Circular.

APPROVAL OF THE LTIP POOL INCREASE RESOLUTION: Shareholders will be asked to approve an amendment (the “LTIP Pool Increase Resolution”) to increase the number of common shares available for issuance under the Company’s omnibus equity-based incentive plan (the “Incentive Plan”). Information respecting LTIP Pool Increase Resolution may be found in the “Business of the Meeting – Approval of the LTIP Pool Increase Resolution” section of the Information Circular.

APPROVAL OF THE LTIP EVERGREEN RESOLUTION: Shareholders will be asked to approve a separate amendment (the “LTIP Evergreen Resolution”) to adopt an evergreen provision to the Incentive Plan providing for an automatic annual increase in the common shares available for issuance under the Incentive Plan over the next five (5) years. Information respecting the LTIP Evergreen Resolution may be found in the “Business of the Meeting – Approval of the LTIP Evergreen Resolution” section of the Information Circular.

OTHER BUSINESS: Shareholders may be asked to consider such other business that may properly come before the Meeting or any adjournment thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Materials can be viewed online at: www.sedarplus.ca or at the following Internet addresses:

Information Circular: investors.leddartech.com

Financial Statements and accompanying management’s discussion and analysis: investors.leddartech.com

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the meeting materials be sent to them by postal delivery at no cost. Requests for meeting materials may be made up to one year from the date the Information Circular was filed on SEDAR+, online at www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 16 digit control number located on the accompanying proxy or voting instruction form and following the instructions provided.

To receive meeting materials in advance of the proxy deposit date and time set out on the accompanying proxy or voting instruction form, we estimate that requests must be received by no later than March 10, 2025.

VOTING:

Registered Shareholders are asked to return their proxies using the following methods by no later than March 24, 2025 at 11:00 a.m. (ET):

INTERNET: www.proxyvote.com

TELEPHONE: 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH)

MAIL:	DATA PROCESSING CENTRE,
P.O. BOX 3700, STN INDUSTRIAL PARK,
MARKHAM (ON), L3R 9Z9 CANADA

Beneficial (non-registered) Shareholders are asked to return their voting instruction form using the following methods by no later than March 24, 2025 at 11:00 a.m. (ET):

INTERNET: www.proxyvote.com

TELEPHONE: 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH)

MAIL:	DATA PROCESSING CENTRE,
P.O. BOX 3700, STN INDUSTRIAL PARK,
MARKHAM (ON), L3R 9Z9 CANADA

Shareholders with questions about notice-and-access can call toll free at:

●	Canada and U.S.: 1-844-916-0609 for English and 1-844-973-0593 for French

●	International: 1-303-562-9305 for English and 303-562-9306 for French

You should review the Information Circular before voting.